EXHIBIT 99.7

VERMILION ENERGY TRUST
CERTIFICATE OF THE CHIEF EXECUTIVE OFFICER

Pursuant to Section 906(a) of the Sarbanes-Oxley Act of 2002
Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18 of the United States Code

In connection with the annual report of Vermilion Energy Trust (the “Corporation”) on Form 40-F for the fiscal year ending December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Lorenzo Donadeo, Chief Executive Officer of the Corporation, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Dated at Calgary, Alberta, Canada this 17th day of March 2009.

(“Lorenzo Donadeo”)

LORENZO DONADEO, CHIEF EXECUTIVE OFFICER

EXHIBIT 99.7

VERMILION ENERGY TRUST
CERTIFICATE OF THE CHIEF FINANCIAL OFFICER

Pursuant to Section 906(a) of the Sarbanes-Oxley Act of 2002
Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18 of the United States Code

In connection with the annual report of Vermilion Energy Trust (the “Corporation”) on Form 40-F for the fiscal year ending December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Curtis Hicks, Chief Financial Officer of the Corporation, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Dated at Calgary, Alberta, Canada this 17th day of March 2009.

(“Curtis W. Hicks”)

CURTIS W. HICKS, CHIEF FINANCIAL OFFICER